Issuer Free Writing Prospectus dated September 25, 2013
Filed Pursuant to Rule 433
Relating to the Preliminary Prospectus dated September 20, 2013 and
Registration Statement No. 333-190591

This free writing prospectus relates to the shares of common stock of Applied Optoelectronics, Inc. (the “Company”) described below and should be read together with the preliminary prospectus (the “Preliminary Prospectus”) dated September 20, 2013, included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-190591) of the Company, relating to the initial public offering of its common stock, which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1158114/000104746913009212/a2216643zs-1a.htm

The following information supplements, updates and amends the information contained in the Preliminary Prospectus to reflect (i) a decrease in our initial public offering price to $10.00 per share, (ii) changes to the use of proceeds of the offering and (iii) our pro forma as adjusted financial data and our as adjusted capitalization, revised to reflect the impact of (i) and (ii) above. In the Preliminary Prospectus, we proposed to offer shares of our common stock at an estimated price range of between $13.00 and $15.00 per share. Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to Applied Optoelectronics, Inc. Other defined terms used in this free writing prospectus are used in the manner described in the Preliminary Prospectus.

Initial public offering price:	$10.00 per share

Use of proceeds:

We estimate that the net proceeds of the sale by us of our common stock in this offering will be approximately $30.8 million, based on the initial public offering price of $10.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The selling stockholders will sell shares in this offering only if the over-allotment option is exercised. We will not receive any proceeds from the sale of shares by the selling stockholders.

The primary purposes for this offering are to allow us to increase our amount of working capital, to allow the possibility of repaying some portion of our indebtedness in advance of its maturity date, to fund capital expenditures or make investments in or acquisitions of other businesses, products, or technologies, and to create a public market for shares of our common stock. We anticipate that we may use approximately $9.3 million of our net proceeds to repay outstanding indebtedness, which currently has interest rates ranging from 4.375% to 6.875% and maturity dates ranging from September 2013 to November 2014. We anticipate that we may use $10.0 million of our net proceeds on capital expenditures over the next twelve months to purchase equipment to support the manufacturing of our products and the development of our technologies. We may also use a portion of net proceeds to expand our current business through strategic alliances with, or acquisitions of, other businesses, products or technologies. Because we currently have no agreements or commitments for any such specific alliances or acquisitions, we have not identified what portion, if any, of the net proceeds will be used for this purpose. Other than as described above, we do not have current specific plans for the use of the net proceeds from this offering. Pending any use above, we plan to invest the net proceeds in investment-grade, short-term, interest-bearing securities.

Management will have significant flexibility in applying the net proceeds of the offering. The amount and timing of our actual spending for these purposes may vary significantly from our plans and will depend on a number of factors, including our future revenues, cash generated by operations and other factors described in the Preliminary Prospectus under the heading ‘‘Risk Factors.’’ We may find it necessary or advisable to use portions of the proceeds for other purposes.

Pro Forma As Adjusted Data

The following table presents revised pro forma as adjusted data and accompanying footnote disclosure for the periods presented:

	June 30, 2013
	Actual	Pro forma (4)	Pro forma as adjusted (5)
	(in thousands)
Consolidated Balance Sheet Data:
Total cash (1)	$10,854	$10,854	$32,334
Working capital (2)	14,003	14,003	44,783
Total assets	71,996	71,996	102,776
Total debt (3)	25,922	25,922	16,622
Redeemable convertible preferred stock and convertible preferred stock	105,614
Common stock and additional paid-in capital	5,864	111,478	142,258
Total stockholders’ equity	30,540	30,540	61,320

(1) Total cash is defined as cash, cash equivalents and restricted cash.

(2) Working capital is defined as total current assets less total current liabilities.

(3) Total debt is defined as short-term loans, notes payable and total long-term debt.

(4) On a pro forma basis to give effect to the 30-to-one reverse stock split effected on August 20, 2013 and the automatic conversion of all of our outstanding shares of preferred stock into 8,708,895 shares of common stock using the as-if-converted method as though the conversion had occurred at the beginning of the period presented and the resulting reclassification of the preferred stock warrant liability to additional paid-in capital, but without giving effect to the automatic conversion of certain warrants that, if unexercised, will convert into an aggregate of 11,160 shares of common stock upon the completion of this offering, based upon the initial public offering price of $10.00 per share.

(5) On a pro forma as adjusted basis to reflect the pro forma adjustments described in note 4 above and the sale by us of 3,600,000 shares of common stock in this offering, at the initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

Capitalization

The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2013 on:

•                  an actual basis;

•                  a pro forma basis to reflect the 30-to-one reverse stock split effected on August 20, 2013 and the conversion of all outstanding shares of our preferred stock into an aggregate of 8,708,895 shares of common stock; and

•                  a pro forma as adjusted basis to reflect the pro forma adjustments described above and the sale by us of 3,600,000 shares of common stock in this offering, at the initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read the information in this table together with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our consolidated financial statements and the accompanying notes appearing elsewhere in the Preliminary Prospectus.

	As of June 30, 2013
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share data)
Total debt	$25,922	$25,922	$16,622
Stockholders’ equity (deficit)
Redeemable Series A Preferred stock, $0.001 par value, 4,900,000 shares authorized and 160,180 shares outstanding, actual; and no shares issued or outstanding pro forma or pro forma as adjusted (1)	7,105		—
Series C Preferred stock, $0.001 par value, 17,500,000 shares authorized and 582,284 shares outstanding, actual; and no shares issued or outstanding pro forma or pro forma as adjusted (2)	21,802		—
Series D Preferred stock, $0.001 par value, 11,800,000 shares authorized and 380,441 shares outstanding, actual; and no shares issued or outstanding pro forma or pro forma as adjusted (3)	14,185		—
Series E Preferred stock, $0.001 par value, 11,000,000 shares authorized and 344,581 shares outstanding, actual; and no shares issued or outstanding pro forma or pro forma as adjusted (4)	28,055		—
Series F Preferred stock, $0.001 par value, 82,000,000 shares authorized and 2,676,954 shares outstanding, actual; and no shares issued or outstanding pro forma or pro forma as adjusted (5)	19,476		—
Series G Preferred stock, $0.001 par value, 45,000,000 shares authorized and 1,431,307 shares outstanding, actual; and no shares issued or outstanding pro forma or pro forma as adjusted (6)	14,993		—
Common stock, $0.001 par value: 300,000,000 shares authorized; 284,279 shares outstanding, actual; 9,004,334 shares issued and outstanding, pro forma; and 12,604,334 shares issued and outstanding pro forma as adjusted (7)	1,184	9	13
Additional paid-in capital	4,679	111,469	142,245
Accumulated other comprehensive income	2,255	2,255	2,255
Accumulated deficit	(83,193)	(83,193)	(83,193)
Total stockholders’ equity (deficit)	$30,540	$30,540	$61,320
Total capitalization	$56,462	$56,462	$77,942

(1) The 160,180 shares of our redeemable Series A preferred stock outstanding on an actual basis will convert into 508,244 shares of common stock upon the closing of this offering.

(2) The 582,284 shares of our Series C preferred stock outstanding on an actual basis will convert into 1,345,403 shares of common stock upon the closing of this offering.

(3) The 380,441 shares of our Series D preferred stock outstanding on an actual basis will convert into 964,746 shares of common stock upon the closing of this offering.

(4) The 344,581 shares of our Series E preferred stock outstanding on an actual basis will convert into 1,246,857 shares of common stock upon the closing of this offering.

(5) The 2,676,954 shares of our Series F preferred stock outstanding on an actual basis will convert into 3,212,338 shares of common stock upon the closing of this offering.

(6) The 1,431,307 shares of our Series G preferred stock outstanding on an actual basis will convert into 1,431,307 shares of common stock upon the closing of this offering.

(7) Certain outstanding warrants to purchase shares of our preferred stock will, if unexercised, automatically convert upon the completion of this offering into an aggregate of 11,160 shares of our common stock, based on the initial public offering price of $10.00 per share.

Where similar language or information to that set forth in the preceding pages appears in other sections of the Preliminary Prospectus, corresponding amendments or updates to that language or information shall be made as set forth above.

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling Raymond James & Associates, Inc. at 1-800-248-8863, or Piper Jaffray & Co. at 1-800-747-3924.